As filed with the Securities and Exchange Commission on June 23, 2010
No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) and 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) and 57(a)(4) OF THE ACT
AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING
CERTAIN JOINT TRANSACTIONS.

MEDLEY CAPITAL BDC LLC, MCC ADVISORS LLC, MEDLEY CAPITAL HOLDINGS LLC,
MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY
OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND
LP, MEDLEY MACRO FUND LTD, MOF I BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152

All Communications, Notices and Orders to:
Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

Copies to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000
June 23, 2010

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
MEDLEY CAPITAL BDC LLC, MCC	)
ADVISORS, MEDLEY CAPITAL	)
HOLDINGS LLC, MEDLEY CAPITAL	)
LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND LTD, MOF I BDC LLC	) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT
TO SECTIONS 57(c) and 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT
AUTHORIZING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED
BY SECTIONS 57(a)(2) and 57(a)(4) OF THE
ACT AND UNDER SECTION 17(d) OF THE
ACT AND RULE 17d-l UNDER THE ACT
AUTHORIZING CERTAIN JOINT
TRANSACTIONS.
)
)
)
)
)
)
File No. 812-)
Investment Company Act of 1940)
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)

INTRODUCTION
     The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4):
•	Medley Capital BDC LLC (“Medley Capital BDC”),

•	MCC Advisors LLC, Medley Capital BDC’s investment adviser (“MCC Advisors”),

•	MOF I BDC LLC, a wholly-owned subsidiary of Medley Capital BDC (“MOF I BDC”),

•	Medley Capital Holdings LLC, an entity affiliated with MCC Advisors, (together with all of the Affiliated Investment Advisers (as defined below) that manage Existing Affiliated Funds (as defined below) and any future investment advisers controlling, controlled by, or under common control with Medley Capital Holdings LLC (other than MCC Advisors) that manage Future Affiliated Funds (as defined below), “Medley Management”)),

•	Medley Capital LLC and Medley Macro Fund Management LLC (collectively, the “Affiliated Investment Advisers”), [3]

•	Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley Macro Fund LP and Medley Macro Fund Ltd. (collectively, the “Existing Affiliated Funds” and, together with Medley Capital BDC, MCC Advisors, MOF I BDC and Medley Management, the “Applicants”).
     In particular, the relief requested in this application (the “Application”) would allow Medley Capital BDC and any other investment fund that the Adviser (or any entity directly or indirectly controlled by the Adviser within the meaning of Section 2(a)(9)), control on the one hand, and the Existing Affiliated Funds, and any future entities that Medley Management, MCC Advisors or an affiliated person (as defined in Section 2(a)(3)(C) of the Act (“Affiliate”)) of either may in the future sponsor or provide investment advisory services to an Affiliated Fund (each a “Future Affiliated Fund” and together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to exit investments or make follow-on investments in the same investment opportunities where such investment would otherwise be prohibited under the Act (collectively, “Co-Investment Transactions”).
     All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	Affiliated Investment Advisers are domestic limited liability companies and are directly wholly-owned by and directly controlled by, Medley Capital Holdings LLC. Medley Capital LLC, Medley Macro Management LLC and Medley Capital Holdings LLC are exempt from registration under the Investment Advisers Act of 1940.

I. APPLICANTS
A. MEDLEY CAPITAL BDC LLC
     Medley Capital BDC will be an externally managed, closed-end, non-diversified management investment company.4 Medley Capital BDC filed a registration statement on Form N-2 (File No. 333-166491) under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its planned initial public offering on May 3, 2010, as amended through its effective date. Medley Capital BDC, which was organized in Delaware on April 23, 2010, will file an election to be regulated as a business development company (“BDC”) under the Act.5 In addition, Medley Capital BDC intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. Medley Capital BDC’s principal place of business is 375 Park Avenue, Suite 3304, New York, NY 10152.
     Medley Capital BDC’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinate loans and equity positions in situations where we they are also a secured lender. Medley Capital BDC seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. Medley Capital BDC may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. Medley Capital BDC believes that its proposed investment strategy will allow it to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.
     Medley Capital BDC’s business and affairs will be managed under the direction of a board of directors (the “Board”). The Board will consist of seven members, four of whom are not “interested persons” of Medley Capital BDC as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board will delegate daily management and investment authority to MCC Advisors pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as Medley Capital BDC’s administrator pursuant to an administration agreement.
B. MOF I BDC LLC
     Medley Capital BDC’s wholly-owned subsidiary, MOF I BDC LLC, a Delaware limited liability company, initially will hold interests in seven loans with a combined fair value of approximately $105 million (the “Loan Assets”). The Loan Assets consist of senior secured loans of Allied Cash Holdings LLC, Aurora Flight Sciences Inc., Bennu Glass, Inc., Geneva Wood Fuels LLC, Sheffield Manufacturing, Inc., Velum Global Credit Management, LLC and Water Capital USA, Inc. Each of these companies is referred to as a “Portfolio Company” and together as the “Portfolio Companies.” As of April 30, 2010, an affiliate of Medley Capital Holdings LLC, Medley Opportunity Fund LP and/or Medley Opportunity Fund Ltd. owned equity interests in six of the seven Loan Assets as follows:
•	Allied Cash Holdings LLC is 60% owned by 4-3 Payday LLC, which is 100% owned by an affiliate of Medley Capital Holdings LLC;

•	An affiliate of Medley Capital Holdings LLC owns 3.1% of the common equity of Aurora Flight Sciences Inc.;

[4]	As disclosed in Medley Capital BDC’s registration statement, prior to the initial public offering, Medley Capital BDC will restructure as a Delaware corporation.

[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

•	Bennu Glass, Inc. is 10% owned by Medley Opportunity Fund LP and 90% owned by Bennu Glass Holdings Ltd., which is owned 100% by Medley Opportunity Fund Ltd.;

•	An affiliate of Medley Capital Holdings LLC owns warrants to purchase 12.6% of the common equity of Geneva Wood Fuels LLC;

•	An affiliate of Medley Capital Holdings LLC owns warrants to purchase 22% of the common equity of Sheffield Manufacturing Inc.; and

•	Medley Opportunity Fund LP owns 100% of 3304 Holdings LLC, which owns 100% of Velum Global Credit Management, LLC.
C. MCC ADVISORS LLC
     MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, will serve as the investment adviser to Medley Capital BDC pursuant to the Investment Management Agreement. Subject to the overall supervision of the Board, MCC Advisors will manage the day-to-day operations of, and will provide investment advisory and management services to, Medley Capital BDC. Under the terms of the Investment Management Agreement, MCC Advisors will determine the composition of Medley Capital BDC’s portfolio, the nature and timing of the changes to Medley Capital BDC’s portfolio and the manner of implementing such changes; identify, evaluate and negotiate the structure of the investments Medley Capital BDC makes (including performing due diligence on Medley Capital BDC’s Portfolio Companies and its prospective portfolio companies); close and monitor the investments Medley Capital BDC plans to make; and will determine the investments and other assets that Medley Capital BDC intends to purchase, retain or sell. MCC Advisors’ services under the Investment Management Agreement will not be exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to Medley Capital BDC.
     Pursuant to the administration agreement, MCC Advisors will furnish Medley Capital BDC with office equipment and clerical, bookkeeping and record keeping services at Medley Capital BDC’s office facilities. Under the administration agreement, MCC Advisors will also perform, or oversee the performance of, Medley Capital BDC’s required administrative services, which include, among other things, provide assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors will be responsible for the financial records that Medley Capital BDC is required to maintain and will prepare reports to Medley Capital BDC’s stockholders and reports filed with the Commission. In addition, MCC Advisors will assist Medley Capital BDC in determining and publishing Medley Capital BDC’s net asset value, oversee the preparation and filing of Medley Capital BDC’s tax returns and the printing and dissemination of reports to Medley Capital BDC’s stockholders, and generally oversee the payment of Medley Capital BDC’s expenses and the performance of administrative and professional services rendered to Medley Capital BDC by others.
     The Affiliated Investment Advisers currently serve as investment advisers to the Existing Affiliated Funds. After the Company commences operations, it may seek to participate in Co-Investment Transactions with the Existing Affiliated Funds. Additionally, MCC Advisors or an affiliate may serve as investment adviser to Future Affiliated Funds. Any such Future Affiliated Fund may seek to participate in Co-Investment Transactions with the Company and Existing Affiliated Funds at that time.
D. EXISTING AFFILIATED FUNDS
     1. Medley Opportunity Fund LP
     Medley Opportunity Fund LP is a Delaware limited partnership. Medley GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund LP and Medley Capital LLC is the investment adviser for Medley Opportunity Fund LP. Andrew Fentress, Brook Taube and Seth Taube (the “Principals”) are the managing members of Medley GP LLC and Medley Capital LLC. Medley GP LLC is responsible for managing the business of Medley Opportunity Fund LP. Medley Capital LLC is responsible for investment advisory services for Medley Opportunity Fund LP. Medley Capital LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
     The investment strategy of Medley Opportunity Fund LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund LP is similar to the investment strategy of Medley Capital BDC.
     2. Medley Opportunity Fund Ltd.
     Medley Opportunity Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Capital LLC is the investment adviser for Medley Opportunity Fund Ltd. The Principals are the managing members of Medley Capital LLC. Medley Capital LLC is responsible for management and operations of Medley Opportunity Fund Ltd. Medley Capital LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
     The investment strategy of Medley Opportunity Fund Ltd. is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund Ltd. is similar to the investment strategy of Medley Capital BDC.
     3. Medley Macro Fund LP
     Medley Macro Fund LP is a Delaware limited partnership. Medley Macro Fund LP invests substantially all of its assets through a “master-feeder” fund structure and is a shareholder in Medley Macro Master Fund Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund GP LLC, a Delaware limited liability company, is the general partner of Medley Macro Fund LP and is responsible for managing the business of Medley Macro Fund LP. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of the Medley Macro Fund GP LLC. Medley Macro Fund Management LLC, a Delaware limited liability company, is the investment manager of Medley Macro Fund LP and Medley Macro Master Fund Ltd. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of Medley Macro Fund Management LLC. Medley Macro Fund Management LLC is responsible for investment advisory services. Medley Macro Fund Management LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
     The investment objective of Medley Macro Fund LP, through its investment in Medley Macro Master Fund Ltd., is to deliver superior risk adjusted returns with an absolute return orientation.
     4. Medley Macro Fund Ltd.
     Medley Macro Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund Ltd. invests substantially all of its assets through a “master-feeder” fund structure and is a shareholder in Medley Macro Master Fund Ltd., exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund Management LLC, a Delaware limited liability company, is the investment manager of Medley Macro Fund Ltd. and Medley Macro Master Fund Ltd. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of Medley Macro Fund Management LLC. Medley Macro Fund Management LLC is responsible for investment advisory services. Medley Macro Fund Management LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
     The investment objective of Medley Macro Fund Ltd., through its investment in Medley Macro Master Fund Ltd., is to deliver superior risk adjusted returns with an absolute return orientation.

     Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act.
     Medley Capital BDC and the Affiliated Funds require relief to exit transactions in the Portfolio Companies or make follow-on investments in the Portfolio Companies because MCC Advisors and the Affiliated Investment Advisers are under the common control of Medley Capital Holdings LLC. Furthermore, Medley Capital BDC and the Affiliated Funds require relief to exit transactions or make follow-on investments because certain affiliates of Medley Capital Holdings LLC, Medley Opportunity Fund LP and/or Medley Opportunity Fund Ltd. own equity interests in six of the seven Loan Assets. Due to the equity interests Medley Capital BDC and the Affiliated Funds may be deemed affiliates, as defined in Section 2(a)(3)(B) of the Act, of certain Loan Assets.
II. RELIEF REQUESTED
A. OVERVIEW
     Co-Investment Transactions involving Medley Capital BDC, on the one hand, and one or more Affiliated Funds, on the other hand, arise in a number of scenarios.
     Generally, opportunities for Co-Investment Transactions arise from time to time, when advisory personnel of MCC Advisors become aware of investment opportunities in the Loan Assets that may be appropriate for both Medley Capital BDC and an Affiliated Fund. Upon issuance of the requested Order, in such cases, investment opportunities in the Loan Assets and future acquired portfolio companies that are presented to an Affiliated Fund may be referred to Medley Capital BDC and vice versa, and such investment opportunities may result in a Co-Investment Transactions. For Joint Follow-On Transactions and Joint Exit Transactions (as defined below), a specific protocol applies, which is designed to ensure the fairness to Medley Capital BDC.
B. JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS
     1. Mechanics.
     Due to the similarities of their investment objectives, there are and may be in the future instances where Medley Capital BDC and an Affiliated Fund find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the joint transaction proscriptions of Section 57(a)(4). For example, Medley Capital BDC or an Affiliated Fund holds or may hold in the future investments that overlap with the holdings of a fund on the “opposite side” (i.e., an Affiliated Fund for Medley Capital BDC, and vice versa). In another scenario, Medley Capital BDC holds or may hold in the future the same or different investment of the same issuer that is held by an Affiliated Fund, where the respective investments were acquired by Medley Capital BDC, on the one hand, and the Affiliated Fund, on the other hand, under circumstances where there was no “jointness” connecting the respective acquisitions. The lack of “jointness” in the initial investment transactions could have arisen because those transactions were separated by time or were otherwise distinct in nature, or under other circumstances where Medley Capital BDC or the Affiliated Fund was able to conclude that Section 57(a) was not implicated. Under both of the foregoing scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete a follow-on investment also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either Medley Capital BDC or the Affiliated Fund wishes to exit the investment, or make a follow-on investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as “Joint Exit Transactions” and “Joint Follow-On Transactions,” respectively), the following procedures must be followed to ensure fairness.
     2. Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions.
     Upon issuance of the requested Order, Joint Follow-On Transactions and Joint Exit Transactions may arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions, the following protocols are designed to ensure the fairness of those transactions to Medley Capital BDC:
(1)	where each of Medley Capital BDC and an Affiliated Fund hold the same investment, Joint Exit Transactions and Joint Follow-On Transactions will be made after MCC Advisors considers Medley Capital BDC’s investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to Medley Capital BDC (including applicable investment restrictions and the amount Medley Capital BDC can invest in such investments). If MCC Advisors determined that the opportunity is appropriate for Medley Capital BDC and an Affiliated Fund has confirmed its desire to also participate, MCC Advisors will forward the opportunity to a committee consisting of three of the four Independent Directors of Medley Capital BDC’s Board (the “Approval Committee”) for consideration.

(2)	where each of Medley Capital BDC and an Affiliated Fund hold different investments of the same issuer and the Affiliated Fund desires to make a follow-on investment, a Joint Follow-On Transaction will only be made to the extent that Medley Capital BDC is also offered the opportunity to invest in the same investment at the same time and on the same terms as the Affiliated Fund completing the follow-on investment; and

(3)	where an Affiliated Fund seeks to exit a transaction that implicates Section 57(a)(4) because of the participation in some fashion by Medley Capital BDC, the Affiliated Fund may only exit to the extent that Medley Capital BDC is also offered the opportunity to exit its investment.[6] The pricing in such Joint Exit Transactions for Medley Capital BDC, if it determines to exit, would be negotiated to be based on the price paid by unaffiliated third-parties also seeking to exit the same investment, i.e., the market price of the investment in question. If there is no unaffiliated third party also exiting the investment and receiving a price, then the Approval Committee must determine that the exit price to be received by Medley Capital BDC is fair and in the best interests of the shareholders of Medley Capital BDC.
C. RATIONALE FOR JOINT EXIT AND JOINT FOLLOW-ON TRANSACTIONS
     As described above, Medley Capital BDC and an Affiliated Fund currently and may in the future find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a co-investment transaction. As the co-investment transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from or a follow-on investment in a portfolio company in this situation is made on terms that are fair and equitable and do not harm Medley Capital BDC’s shareholders.
     A method for exiting and completing follow-on investments in the described situation may be necessary because at times it will be in the best interests of the shareholders of Medley Capital BDC to be able to exit investments and complete follow-on investments. If Medley Capital BDC is not able to exit investments or complete follow-on investments, then Medley Capital BDC may be forced to hold an

[6]	In both (2) and (3) above, where Medley Capital BDC seeks to complete a follow-on transaction or exit an investment in which an Affiliated Fund holds a different investment in the same portfolio company, Medley Capital BDC may proceed without regard to the Affiliated Fund.

investment when it is no longer viewed as potentially accretive (in the case of exits) or when more attractive investment opportunities are available (in the case of follow-on investments).
     With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate protection. The fact that the Joint Follow-On Transaction would be effected at a time when Medley Capital BDC and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that the Approval Committee make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of Medley Capital BDC’s shareholders.
     With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of Medley Capital BDC’s shareholders for Medley Capital BDC to divest of a position also held by an Affiliated Fund. Assuming, as Applicants do here, that Medley Capital BDC and the Affiliated Fund came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated in their circumstances prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no shareholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the disjointed acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive—i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way—were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or follow-on investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of Medley Capital BDC’s shareholders.
D. APPLICABLE LAW
     1. Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.
     Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.
     2. Section 57(b) of the Act and Rule 57b-1 thereunder.
     Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.
     Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
     Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.
     Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.”
          3. Sections 57(c) and 57(a)(2).
     Section 57(c) provides that the Commission will exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. Applicants believe that the requested relief from Section 57(a)(2) meets these standards for the reasons discussed below.
     Section 57(a)(2) makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal knowingly to purchase from the BDC or from any company controlled by the BDC any security (except securities of which the seller is the issuer).
E. NEED FOR RELIEF
     Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Medley Capital BDC and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Medley Capital Holdings Inc manage each of the Affiliated Funds and (ii) Medley Capital Holdings LLC controls MCC Advisors, which manages Medley Capital BDC pursuant to the Investment Management Agreement. Thus, each of the Affiliated Funds could be deemed to be a person related to Medley Capital BDC in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Joint Follow-On Transactions and Joint Exit Transactions.
F. REQUESTED RELIEF

     Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and 57(i) and Rule 17d-l to permit Medley Capital BDC to participate in: (i) Joint Follow-On Transactions and (ii) Joint Exit Transactions.
G. APPLICANT’S LEGAL ANALYSIS
     In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of Medley Capital BDC (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.
     As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of Medley Capital BDC being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the stockholders or interest holders of any participant from being disadvantaged. For each of the Joint Follow-On Transactions and Joint Exit Transactions, Medley Capital BDC and one or more of the Affiliated Funds will be offered the opportunity to participate in the Joint Follow-On Transactions or Joint Exit Transactions on identical terms and on a pro rata basis based on the total assets of the respective funds. Further, the terms and conditions will ensure that all such transactions are reasonable and fair to Medley Capital BDC and the Affiliated Funds and do not involve overreaching by any person concerned, including MCC Advisors. The decision for Medley Capital BDC to participate in any Joint Follow-On Transactions or Joint Exit Transactions will be based on the recommendation of MCC Advisors and the approval of the required majority (within the meaning of Section 57(o)) (the “Required Majority”)7 of the Approval Committee.
H. PRECEDENTS
     The Commission has granted co-investment relief on numerous occasions in recent years.8 Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances

[7]	For purposes of this Application, the “Required Majority” is the unanimous vote of the Approval Committee, which consists of three of the four Independent Directors of Medley Capital BDC’s Board, which also constitutes a majority of the Independent Directors of Medley Capital BDC and a majority of members of Medley Capital BDC’s Board who have no financial interest in such transaction, plan, or arrangement.

[8]	Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.
I. CONDITIONS
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	Except for follow-on investments made pursuant to other exemptive applications or condition 3 below, Medley Capital BDC will not invest in any portfolio company in which MCC Advisors, Medley Management or any Affiliated Fund or any affiliated person thereof is an existing investor, if making such investment would violate Section 57(a).

2.	Where both an Affiliated Fund and Medley Capital BDC seek to sell, exchange, or otherwise dispose of an interest in the same investment that was (i) acquired by Medley Capital BDC and the Affiliated Fund in any type of co-investment transaction or (ii) not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, and both elect to dispose of such investment, such dispositions must occur at the same time, for the same unit consideration and in amounts proportionate to their respective holding of such investments.[9]

If, however, (a) an Affiliated Fund determines to sell, exchange, or otherwise dispose of its interest in the same investment that was either acquired by Medley Capital BDC and an Affiliated Fund in any co-investment transaction or was not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, and Medley Capital BDC determines not to dispose of such investment, or (b) Medley Capital BDC determines to sell, exchange, or otherwise dispose of its interest in the same investment that was either acquired by Medley Capital BDC and an Affiliated Fund in any co-investment transaction or was not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, and the Affiliated Fund determines not to dispose of such investment, then MCC Advisors shall notify in writing the Approval Committee by sending the relevant material to the Approval Committee by overnight delivery, email or facsimile. Such notification shall include a written description regarding the proposed transaction, including the reasons for MCC Advisors’ recommendation in light of the contrary decision made with respect to the Affiliated Fund. The Approval Committee shall convene a meeting at which meeting the Approval Committee will consider MCC Advisors’ recommendation and, based upon its review, the Approval Committee shall determine (pursuant to the vote of a Required Majority of the Approval Committee), to sell, exchange, or dispose of such investments pursuant to MCC Advisors’ recommendation, if they determine that such action is in the best interests of Medley Capital BDC, is fair and reasonable to Medley Capital BDC and its shareholders and does not involve overreaching of Medley Capital BDC and its shareholders on the part of any person concerned. The determination of the Approval Committee and the reasons therefore, shall be recorded and made a part of the records of Medley Capital BDC. Medley Capital BDC shall not effect such disposition until the Approval Committee has determined, pursuant to the vote of the Required Majority, the action to be taken by Medley Capital BDC.

This condition also applies to Joint Exit Transactions where Medley Capital BDC and the Affiliated Fund hold different investments in the same portfolio company. Under these

[9]	However, where the issuer of the investments in question makes an exchange or tender offer to all holders of the investment in question, which includes holders other than Medley Capital BDC and the Affiliated Fund, and where there is no negotiation of terms, Medley Capital BDC and the Affiliated Fund may exit the investment regardless of whether the other exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment as a result of a bankruptcy proceeding, Medley Capital BDC and an Affiliate Fund would not need to comply with the following procedures.

circumstances, where the Affiliated Fund seeks to sell, exchange, or otherwise dispose of its investment that was not acquired in a way that implicated Section 57(a)(4) but that is going to be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction which implicates Section 57(a)(4), the Affiliated Fund may only exit to the extent that Medley Capital BDC, is also offered the opportunity to exit its investment.[10]

The pricing in such Joint Exit Transactions for Medley Capital BDC, if it determines to exit, would be negotiated to be based on the price paid by unaffiliated third-parties also seeking to exit the same investment, i.e., the market price of the investment in question. If there is no unaffiliated third party also exiting the investment and receiving a price, then the Approval Committee must determine that the exit price to be received by Medley Capital BDC is fair and in the best interests of the shareholders.

3.	If any Affiliated Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose investments were acquired by Medley Capital BDC and an Affiliated Fund in a previous co-investment transaction or to exercise warrants or other rights to purchase investments of such portfolio company, MCC Advisors will:
a.	notify Medley Capital BDC of the proposed transaction at the earliest practical time; and

b.	formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by Medley Capital BDC and provide the recommendation to the Approval Committee.
The Approval Committee will make its own determination with respect to follow-on investments. To the extent that:
a.	the amount of a follow-on investment opportunity is not based on Medley Capital BDC’s and the Affiliated Fund’s initial investments; and

b.	the aggregate amount recommended by MCC Advisors to be invested by Medley Capital BDC in such follow-on investment, together with the amount proposed to be invested by all Affiliated Funds in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount of the follow-on investment opportunity will be allocated among them pro rata based on the size of their existing investment at that time. Medley Capital BDC will participate in such investment to the extent that the Required Majority determines that it is in Medley Capital BDC’s best interest. The follow-on investments acquired as permitted by this condition will be subject to the other conditions set forth in the Application following such acquisition.
This condition 3 also applies to Joint Follow-on Transactions. A Joint Follow-On Transaction will only be made to the extent that (i) where each of Medley Capital BDC and an Affiliated Fund hold the same investment, the process described above in this condition 3 is followed, or (ii) where each of Medley Capital BDC and an Affiliated Fund hold different investments of the same issuer and the Affiliated Fund desires to make a follow-on investment, Medley Capital BDC is also offered the opportunity to invest in the same investment, at the same time and on the same terms as the fund completing the follow-on investment, pro rata based on total assets of each fund at the time. The follow-on investments acquired as permitted by this condition in a Joint Follow-On Transaction will be subject to the other conditions set forth in the Application following such acquisition.

[10]	However, as stated above, where the issuer of the investments in question makes and exchange or tender offer to all holders of the investment in question, which includes holders other than Medley Capital BDC and the Affiliated Fund, and where there is no negotiation of terms, Medley Capital BDC and the Affiliated Fund may exit the investment regardless of whether the other exits, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment as a result of a bankruptcy proceeding, Medley Capital BDC and an Affiliate Fund will not need to comply with the following procedures.

4.	The Approval Committee will be provided quarterly for review a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within Medley Capital BDC’s then current investment objective and met certain criteria determined by the Approval Committee from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to Medley Capital BDC and (ii) were not made available to Medley Capital BDC, as well as an explanation of why the investment opportunities were not offered to Medley Capital BDC, so that the Approval Committee may determine whether the conditions of the order have been met. In addition, the Approval Committee will consider at least annually the continued appropriateness of the standards established for Joint Follow-On Transactions and Joint Exit Transactions by Medley Capital BDC, including whether the use of the standards continues to be in the best interests of Medley Capital BDC and its stockholders and does not involve overreaching on the part of any person concerned.

5.	Medley Capital BDC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

6.	No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of any Affiliated Fund.

7.	The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Joint Follow-On Transaction or Joint Exit Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by MCC Advisors or Medley Management, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

8.	Any transaction fee (including break-up, structuring or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the Act, and administration fees) received in connection with a Joint Follow-On Transaction or Joint Exit Transaction will be distributed to Medley Capital BDC (or a wholly-owned subsidiary of Medley Capital BDC) and the Affilitaed Fund on a pro rata basis based on the amount they invested or committed, as the case may be, in such Joint Follow-On Transaction or Joint Exit Transaction. If any transaction fee is to be held by an Affiliated Fund or Medley Capital BDC (or a wholly-owned subsidiary of Medley Capital BDC) pending consummation of the transaction, the fee will be deposited into an account maintained by the Affiliated Fund or Medley Capital BDC (or a wholly-owned subsidiary of Medley Capital BDC), as applicable, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Joint Follow-On Transaction or Joint Exit Transaction. The Affiliated Funds, Medley Management, MCC Advisors or an Affiliate of the foregoing (other than Medley Capital BDC) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above and (ii) investment advisory fees paid in accordance with investment management agreements with the co-investors) as a result of or in connection with a Joint Follow-On Transaction or Joint Exit Transaction.

III. PROCEDURAL MATTERS
A. COMMUNICATIONS
     Please address all communications concerning this Application and the Notice and Order to:
Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777
     Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

B. AUTHORIZATION
     Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that Medley Capital BDC, by resolution duly adopted by the sole member on June 23, 2010 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
     All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 23rd day of June, 2010.

MEDLEY CAPITAL BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

MEDLEY CAPITAL HOLDINGS LLC, MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND LTD, MOFI BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated June 23, 2010, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

MEDLEY CAPITAL HOLDINGS LLC, MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND LTD, MOFI BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
Authorized Person

EXHIBIT A
Resolutions of the Sole Member of
Medley Capital BDC LLC
     RESOLVED, that the sole member of Medley Capital BDC is hereby authorized in the name and on behalf of Medley Capital BDC to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole member executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.
(Adopted by Written Consent dated June 23, 2010)
A-1